UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D Under the Securities Exchange Act of 1934
SILICONWARE PRECISION INDUSTRIES CO., LTD.
(Name of Issuer)
Common Shares, Par Value NT$10.00 Per Share and American Depositary Shares, Each Representing Five Common Shares
(Title of Class of Securities)

827084864 (American Depositary Shares)
(CUSIP Number of Class of Securities)

TW0002325008 (Common Shares)
(ISIN Number of Class of Securities)
Joseph Tung Room 1901, No. 333, Section 1 Keelung Rd. Taipei, Taiwan, 110 Republic of China Tel: +886 2-6636-5678

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

With a copy to:

George R. Bason, Jr.

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

Telephone: +1 (212) 450-4000

September 22, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 827084864
1.	Names of Reporting Persons. Advanced Semiconductor Engineering, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b)☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	Sole Voting Power 779,000,000
	8.	Shared Voting Power
	9.	Sole Dispositive Power 779,000,000
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 779,000,000[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 24.99%
14.	Type of Reporting Person (See Instructions) HC, CO

1 Includes 725,749,060 Common Shares of Siliconware Precision Industries Co., Ltd. (“SPIL”), par value NT$10.00 per share (“Common Shares”) and 10,650,188 American depositary shares (“ADSs”) of SPIL, each representing five Common Shares.

2

Item 1. Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the Common Shares, NT$10 par value per share, (the “Common Shares”), and American depositary shares, each representing five Common Shares, (“ADSs”) of Siliconware Precision Industries Co., Ltd., a company limited by shares under the Company Law of the Republic of China (“SPIL). The principal executive offices of SPIL are located at No. 123, Sec. 3, Da Fong Road, Tantzu, Taichung, Taiwan, Republic of China.

Item 2. Identity and Background

(a) Name of Person Filing	Advanced Semiconductor Engineering, Inc. ( “ASE”).

(b) Address of Principal Business Office	26 Chin Third Road, Nantze Export Processing Zone, Nantze, Kaohsiung, Taiwan, Republic of China.

(c) Principal Business	Provider of semiconductor packaging and testing services.

(d) - (e) Criminal and Civil Proceedings	During the last five years, neither ASE nor, to ASE’s knowledge, any of the individuals referred to in Appendix A hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

(f) Place of organization	Republic of China.

Item 3. Source and Amount of Funds or Other Consideration

The purchase of the Shares was funded by ASE with cash on hand. The aggregate purchase price for the Common Shares and ADSs was approximately NT$35.1 billion.

Item 4. Purpose of Transaction

On September 22, 2015, ASE accepted for payment 725,749,060 Common Shares and 10,650,188 ADSs pursuant to concurrent tender offers in the United States (the “U.S. Offer”) and the Republic of China (the “ROC Offer” and, together with the U.S. Offer, the “Offers”) commenced on August 24, 2015.

The purpose of the Offers was to make a significant financial investment in SPIL. In addition, ASE anticipates that its investment in SPIL may facilitate the seeking of future cooperation opportunities between ASE and SPIL, in a manner consistent with all applicable laws, in an effort to maintain and promote the competitiveness of ASE, although ASE has not formulated any specific plans or proposals with respect to any such cooperation.

On August 28, 2015, after ASE commenced the Offers, SPIL entered into a letter of intent with Hon Hai Precision Industry Co., Ltd. (“Hon Hai”) (the “Hon Hai Transaction”) pursuant to which (i) SPIL will issue 840,600,000 Common Shares in exchange for 359,230,769 common shares issued by Hon Hai, representing approximately 21.24% and 2.20% of the issued and outstanding share capital of SPIL and Hon Hai, respectively (the “Share Exchange”) and (ii) SPIL and Hon Hai will cooperate on certain commercial matters.

3

The Share Exchange will require an increase in the authorized but unissued capital of SPIL (the “Capital Increase”) which is subject to the approval of SPIL’s shareholders at an extraordinary shareholders’ meeting on October 15, 2015 (the “EGM”). SPIL set a record date of September 15, 2015 for the EGM, which was prior to the expiration and closing of the Offers. Therefore, ASE will not be eligible to vote its Common Shares in the EGM. ASE believes the Share Exchange is not in the best interests of SPIL shareholders for multiple reasons, including that (i) the Share Exchange will result in significant dilution for all SPIL shareholders, (ii) the implied price of SPIL’s shares to be issued in the Share Exchange is significantly below the bottom end of the value range determined by SPIL’s independent appraiser in a fairness report and below the SPIL share price on the date on which SPIL first announced the proposed Hon Hai Transaction, (iii) the Capital Increase is for a number of shares far in excess of the number required for the Share Exchange, raising the risk of further dilutive actions by SPIL without the need for shareholder approval, and (iv) the Hon Hai Transaction brings no cash to SPIL or its shareholders.

ASE has published two letters to SPIL shareholders explaining its views, copies of which are attached as Exhibit 1 and Exhibit 4, respectively. As a result, ASE has contacted and intends to contact SPIL shareholders to explain ASE’s opposition to the Capital Increase and the Share Exchange, and to urge such shareholders to vote against the Capital Increase.

In addition, in order to protect its rights as a SPIL shareholder, on September 22, 2015, ASE filed an injunction with the Taichung District Court seeking to enjoin the EGM. ASE also filed a suit to the Taichung District Court on October 1, 2015 seeking the invalidation of SPIL’s board resolution on August 28, 2015 to convene the EGM. The court hearings for the injunction and the invalidation suit have not yet been scheduled.

Except as set forth in this Item 4, ASE has no present plans or proposals that relate to or that would result in any of the actions specified in Clauses (a) – (j) of Item 4 of Schedule 13D of the Act. ASE will continue to review its investment in SPIL on the basis of available information, and depending on various factors (including, without limitation, the outcome of the EGM, SPIL’s financial position and strategic direction, actions taken by its board of directors, market conditions and general economic and industry conditions), ASE may take such actions with respect to its investment in SPIL as it deems appropriate, including, without limitation, purchasing additional Common Shares and ADSs or selling some or all of its beneficial holdings and/or otherwise changing its intention with respect to any and all matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer

(a)	ASE beneficially owns 779,000,000 Common Shares (calculated as the sum of 725,749,060 Common Shares and 53,250,940 Common Shares underlying 10,650,188 ADSs), representing 24.99% of the issued and outstanding Common Shares (including those represented by ADSs). This ownership percentage has been calculated based on 3,116,361,139 Common Shares (including those represented by ADSs) outstanding as of March 31, 2015 as reported in SPIL’s Annual Report on Form 20-F for the year ended December 31, 2014.

(b)	ASE has sole power to vote or to direct the vote, dispose or to direct the disposition of, the Common Shares and ADSs owned by it.

(c)	Other than the purchase of the Common Shares and ADSs to which this Schedule 13D relates, neither ASE nor, to ASE’s knowledge, any person named in Appendix A hereto has effected any transaction in the Common Shares or ADSs during the past 60 days.

(d)	Other than ASE, to ASE’s knowledge, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares and ADSs reported herein.

(e)	Not applicable.

4

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

To the knowledge of ASE, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between ASE and any other person with respect to any securities of SPIL, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7. Material to be Filed as Exhibits

Exhibit 1: An Open Letter to SPIL Shareholders from ASE dated September 28, 2015.

Exhibit 2: Investor Communication dated September 28, 2015.

Exhibit 3: ASE ’s Response to SPIL’s Letter to Shareholders

Exhibit 4: An Open Letter to SPIL Shareholders from ASE dated October 1, 2015

5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 2, 2015

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

By:	/s/ Joseph Tung
	Name:	Joseph Tung
	Title:	Chief Financial Officer

APPENDIX A

DIRECTORS AND EXECUTIVE OFFICERS OF ASE

The name, current principal occupation and citizenship of each director and executive officer of ASE are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with ASE. The business address of each director and officer is 26 Chin Third Road, Nantze Export Processing Zone, Nantze, Kaohsiung, Taiwan, Republic of China. Directors are identified by an asterisk.

Name	Current Principal Occupation	Country of Citizenship
Jason C.S. Chang*	Chairman of the Board of Directors, Chief Executive Officer	Singapore
Richard H.P. Chang*	Vice Chairman of the Board of Directors, President	Hong Kong
Rutherford Chang*	Director, General Manager of China Region	United States
Tien Wu*	Director, Chief Operating Officer	Taiwan
Joseph Tung*	Director, Chief Financial Officer	Taiwan
Raymond Lo*	Director, General Manager of Kaohsiung Packaging Facility and ASE Test Inc.	Taiwan
Tien-Szu Chen*	General Manager of Chung-Li Branch	Taiwan
Jeffrey Chen*	Director, General Manager of Corporate Affairs and Strategy of China Region	Taiwan
Shen-Fu Yu*	Director	Taiwan
Ta-Lin Hsu*	Director	United States
Mei-Yueh Ho*	Director	Taiwan
Chun-Che Lee	General Manager of ASE Electronics	Taiwan
Ung Bae	General Manager of ASE (Korea) Inc.	Korea
Chih-Hsiao Chung	General Manager of ASE Japan Co. Ltd. and General Manager of Wuxi Tongzhi Microelectronics Co., Ltd.	Taiwan
Chiu-Ming Cheng	General Manager of ASE Assembly & Test (Shanghai) Limited	Taiwan
Chih-An Hsu	General Manager of ASE (KunShan) Inc.	Taiwan
Yen-Chieh Tsao	General Manager of ASE (Weihai), Inc.	Taiwan
Shih-Kang Hsu	Chief Executive Officer of Suzhou ASEN Semiconductors Co., Ltd.	Taiwan
Kwai Mun Lee	President of Southeast Asia Operations	Singapore
Lid Jian Chiou	General Manager of ASE Singapore Pte. Ltd.	Singapore
Kenneth Hsiang	General Manager of ISE Labs, Inc.	United States

A-1

Name	Current Principal Occupation	Country of Citizenship
Chen-Yen Wei	Chairman of USI Inc., Universal Global Scientific Industrial Co., Ltd., Universal Scientific Industrial Co., Ltd. and President of Universal Scientific Industrial (Shanghai) Co., Ltd.	Taiwan
Jack Hou	General Manager of Universal Global Scientific Industrial Co. Ltd. and Vice President of Automotive & Visual Product Devices of Universal Scientific Industrial Co., Ltd.	Taiwan
Ta-I Lin	General Manager of Universal Global Technology (Kunshan) Co. Ltd.	Taiwan
Yueh-Ming Lin	General Manager of Universal Electronics (Shenzhen) Co. Ltd. and Senior Director of Global Operation Management (Shenzhen) Division of Universal Electronics (Shenzhen) Co. Ltd.	Taiwan
Hector Escobedo	General Manager of Universal Scientific Industrial De Mexico S.A. DE C.V.	Mexico

A-2